EXHIBIT 99.1

Profound Medical Announces Pricing of Offering of Common Shares

TORONTO, Jan. 22, 2020 (GLOBE NEWSWIRE) -- Profound Medical Corp. (TSX:PRN; NASDAQ: PROF) (“Profound” or the “Company”) is pleased to announce the pricing of an underwritten public offering (the “Offering”) of 2,950,000 common shares of the Company (the “Common Shares”), at a price of US$11.65 per Common Share (the “Offering Price”).

The aggregate gross proceeds to the Company are expected to be US$34.4 million. The Company has also granted the underwriters an over-allotment option to purchase up to an additional 442,500 Common Shares at the Offering Price, exercisable in whole or in part at any time up to 30 days from the closing.

Cowen is acting as the sole book-running manager for the Offering. Raymond James Ltd. is acting as the co-manager for the Offering.

The Offering is being made pursuant to a prospectus supplement (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated October 17, 2019 (the “Base Shelf Prospectus”), which the Company will file with the securities commissions or other security regulatory authorities in each of the provinces of Canada, other than Québec. The Prospectus Supplement will also be filed with the U.S. Securities and Exchange Commission (“SEC”) as part of the Company’s registration statement on Form F-10 (the “Registration Statement”) previously filed under the multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and in the United States. Copies of the Prospectus Supplement and the Base Shelf Prospectus will be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and a copy of the Registration Statement will be found on EDGAR at www.sec.gov.

The Offering is expected to close on January 27, 2020, subject to the satisfaction of a number of customary conditions including, but not limited to, the listing of the Common Shares on the Toronto Stock Exchange and any required approvals of that exchange. Profound has notified the NASDAQ in accordance with the rules of that exchange.

The net proceeds of the Offering are expected to be used: (i) to fund the commercial launch of TULSA-PRO® in the United States and the continued commercialization of TULSA-PRO® and SONALLEVE® globally; and (ii) for working capital and general corporate purposes.

Copies of the Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement may also be obtained in the United States from Cowen and Company, LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Prospectus Department, or by email to PostSaleManualRequests@broadridge.com or by telephone at 833-297-2926, and in Canada from Raymond James Ltd. at Raymond James Syndication, 416-777-7000, 5400-40 King St West, Toronto Ontario, M5H 3Y2.

No securities regulatory authority has either approved or disapproved of the contents of this news release. This news release shall not in any circumstances constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to the registration or qualification under the applicable securities laws of any such jurisdiction.

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® has the potential to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (BPH). TULSA-PRO® is CE marked, Health Canada approved and 510(k) cleared by the U.S. Food and Drug Administration.

Profound is also commercializing SONALLEVE®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. SONALLEVE® has also been approved by the China Food and Drug Administration for the non-invasive treatment of uterine fibroids. The Company is in the early stages of exploring additional potential treatment markets for SONALLEVE® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but are not limited to, statements with respect to the Offering, the timing of closing, the use of proceeds and the expectations regarding the efficacy of Profound’s technology in the treatment of prostate cancer, uterine fibroids and palliative pain treatment. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including risks regarding the Offering (including that the Offering may not be completed on the terms indicated or at all, the Company may be unsuccessful in satisfying conditions to closing of the Offering or that the Company’s use of proceeds of the Offering may differ from those indicated), the pharmaceutical industry, economic factors, the equity markets generally and risks associated with growth and competition, and the other risks described in the Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement, and the documents incorporated by reference therein. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849